UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registry (“NIRE”) No. 35.300.332.067

EXCERPT OF THE MINUTES OF BOARD OF DIRECTORS MEETING HELD ON JANUARY 26TH, 2016

On January 26th, 2016, at 8:30 a.m., at Banco Santander (Brasil) S.A. (“Company” or “Santander”) headquartes and by videoconference, the Board of Directors have met, with attendance of all of its members, to take resolutions on the following Agenda: (…) 3. To approve the Company’s financial statements for fiscal year ended December 31st, 2015; (…) 5. To approve the tax credit technical study, according to Rule No. 3171/02 of Central Bank of Brazil (BACEN) (…) Then, regarding Item 3, Mr. Carlos Rey and Mr. Amancio Gouveia reported to the Board the main compatibilities made among the consolidated financial statements of Santander under BRGAAP criteria and those of Prudential Conglomerate, related to 12-31-2015, informing the main points that affect the profits of the period and the main aspects and its respective Explanatory Notes. The Board, considering the information presented and the recommendation of the Audit Committee, approved the publishing of the Standardized Financial Statements referred to fiscal year ended 12-31-2015. The publishing of the mentioned financial statements was scheduled to occur on January 27th, 2016. (…) respect to Item 5 Mr. Reginaldo Ribeiro, presented to the Board the Technical Study proposal for use of tax credit, which approval was recommended by the Audit Committee, that evaluated such proposal on January 21st. The Board took knowledge of the proposal and the elements that based the study proposed, approving it as presented.

There being no further matters to be resolved, the meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all.

São Paulo, January 26th, 2016. Jesús María Zabalza Lotina – Chairman of the Board of Directors (interim); Álvaro Antônio Cardoso de Souza – Director (independent); Celso Clemente Giacometti – Director (independent); Conrado Engel – Director; José Antonio Alvarez Alvarez – Director; José de Paiva Ferreira – Director; José Maria Nus Badía – Director; Marília Artimonte Rocca – Director (independent); Sergio Agapito Lires Rial – Director; and Viviane Senna Lalli – Director (independent).

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

This is a free translation of the excerpt produced in Portuguese.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 4, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer